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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(RULE 14d-100)

Tender Offer Statement
under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

WIMM-BILL-DANN FOODS OJSC
(Name of Subject Company (Issuer))

PEPSI-COLA (BERMUDA) LIMITED
(Offeror)

a subsidiary of

PEPSICO, INC.
(Parent of Offeror)
(Names of Filing Persons (identifying status as offeror, issuer and other person))

American Depositary Shares, Each Representing One-fourth of One Ordinary Share,
Par Value 20 Russian Rubles Per Share
(Title of Class of Securities)

97263M109
(AMERICAN DEPOSITARY SHARES)
(Cusip Number of Class of Securities)

Thomas H. Tamoney, Jr.
PepsiCo, Inc.
700 Anderson Hill Road
Purchase, NY 10577
Telephone: (914) 253-2000
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:
George R. Bason, Jr.
Peter R. Douglas
Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, New York 10017
Telephone: (212) 450-4000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$1,336,853,892	$155,208.74

*
Estimated for purposes of calculating the filing fee only. The transaction valuation is calculated by multiplying (i) 40,510,724 which is the maximum number of American Depositary Shares that can be purchased pursuant to the U.S. Offer to Purchase by (ii) the offer price of 970.925 Russian rubles per ADS as converted into U.S. dollars based on the Central Bank of Russia exchange rate on February 3, 2011.

**
The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory # 5 for Fiscal Year 2011 issued by the Securities and Exchange Commission on December 22, 2010 by multiplying the transaction valuation by 0.0001161.
☐
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.	Filing Party:	Not applicable.
Form or Registration No.:	Not applicable.	Date Filed:	Not applicable.
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

         Check the appropriate boxes below to designate any transactions to which the statement relates:

  ☒
  third-party tender offer subject to Rule 14d-1

  ☐
  issuer tender offer subject to Rule 13e-4

  ☐
  going-private transaction subject to Rule 13e-3

  ☐
  amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

Items 1 through 9, and Item 11.

        This Tender Offer Statement filed under cover of Schedule TO (the "Schedule TO") relates to the offer by Pepsi-Cola (Bermuda) Limited, a company incorporated under the laws of Bermuda and a subsidiary of PepsiCo, Inc., a North Carolina corporation, to purchase all outstanding American Depositary Shares of Wimm-Bill-Dann Foods OJSC, an open joint stock company organized under the laws of the Russian Federation ("WBD"), each representing one-fourth of one ordinary share of WBD, par value 20 Russian rubles per share, upon the terms set forth in the U.S. Offer to Purchase, dated March 10, 2011 (the "U.S. Offer to Purchase"), and in the related ADS Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively.

        The information set forth in the U.S. Offer to Purchase, including all schedules thereto, is hereby expressly incorporated herein by reference in response to all of the items of this Schedule TO, except as otherwise set forth below.

Item 10.    Financial Statements.

        Not applicable.

Item 12.    Exhibits.

Exhibit No.	Description
(a)(1)	U.S. Offer to Purchase dated March 10, 2011.
(a)(2)	ADS Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).
(a)(3)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(4)	Letter to Clients.
(a)(5)	Summary Advertisement, dated March 10, 2011.
(b)(i)
Term Loan Agreement between PepsiCo Russia (Bermuda) Limited and Wimm Bill Dann Finance Cyprus Ltd., dated February 4, 2011 (incorporated by reference to Exhibit 99.8 to the statement on Schedule 13D filed by PepsiCo, Inc. on February 4, 2011).
(b)(ii)
Term Loan Agreement between OJSC Lebedyansky and Wimm-Bill-Dann Finance Co. Ltd., dated February 4, 2011 incorporated by reference to Exhibit 99.9 to the statement on Schedule 13D filed by PepsiCo, Inc. on February 4, 2011).
(c)	Not applicable.
(d)	Not applicable.
(e)	Not applicable.
(f)	Not applicable.
(g)	Not applicable.
(h)	Not applicable.

 SIGNATURES

        After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: March 10, 2011

PEPSI-COLA (BERMUDA) LIMITED
By:	/s/ MARY-LYNN ROBINSON
	Name:	Mary-Lynn Robinson
	Title:	President and Director
PEPSICO, INC.
By:	/s/ THOMAS H. TAMONEY, JR.
	Name:	Thomas H. Tamoney, Jr.
	Title:	Senior Vice President, Deputy General Counsel and Assistant Secretary

 EXHIBIT INDEX

Item 12.    Exhibits.

Exhibit No.	Description
(a)(1)	U.S. Offer to Purchase dated March 10, 2011.
(a)(2)	ADS Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).
(a)(3)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(4)	Letter to Clients.
(a)(5)	Summary Advertisement, dated March 10, 2011.

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  Item 10. Financial Statements.
  Item 12. Exhibits.
SIGNATURES
EXHIBIT INDEX
  Item 12. Exhibits.